UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 24, 2013

_____

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On September 24, 2013, the Company announced that its board of directors has authorized a plan to commence a sale process for its Industrial Packaging segment and plans to reclassify the segment to discontinued operations in the third quarter of 2013. It expects the sale process to conclude by mid-2014. The Company announced in February of this year that it was reviewing strategic alternatives for the segment, which had revenues of approximately $2.4 billion in 2012.

As to the impact of the divestiture on the Company's earnings per share and capital structure going forward, the Company also indicated that it intends to utilize its existing share repurchase authorization to offset the full amount of divestiture-related EPS dilution through a combination of sale proceeds, free operating cash flow and additional leverage. As a result, the Company expects to repurchase approximately 50 million shares through a program that will begin immediately and conclude no later than the end of 2014.

Separate from Industrial Packaging, the Company also expects to incur a $40 million discrete tax charge in the third quarter related to foreign earnings.

The information herein contains forward-looking statements including, without limitation, statements regarding the amount and timing of share repurchases and timing of the disposition of the Industrial Packaging segment. These statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-K for 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: September 26, 2013   By: /s/ Randall J. Scheuneman
                                     Randall J. Scheuneman
                                     Vice President & Chief Accounting Officer